

SEC(15049056 /IISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2014_____ AND ENDING_____12/31/2014_____

(SEC MAIL PROCESSING RECEIVED MAR 0 2 2015 SECTION 194 WASH. D.C.)

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____One PPG Place, Suite 1700_____

(No. and Street)

_____Pittsburgh_____PA ·_____15222_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Don Linzer (412) 261-3644_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Plante & Moran, PLLC_____

(Name – if individual, state last, first, middle name)

2601 Cambridge Ct., Suite 500	Auburn Hills,	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Don Linzer_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Schneider Downs Corporate Finance, LP_____ , as of __December 31_____, 2014_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                        Signature

_____
                                        Title

_____
Notary Public

NOTARIAL SEAL
SUSAN M PAULAUSKAS
Notary Public
PITTSBURGH CITY, ALLEGHENY COUNTY
My Commission Expires Jun 20, 2016

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have audited the accompanying financial statements of Schneider Downs Corporate Finance, LP (a Pennsylvania partnership) (the "Company"), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Schneider Downs Corporate Finance, LP's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Schneider Downs Corporate Finance, LP as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Schneider Downs Corporate Finance, LP's financial statements. The supplemental information is the responsibility of Schneider Downs Corporate Finance, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 24, 2015

Schneider Downs Corporate Finance, LP

Assets

Cash and cash equivalents	$	432,779
Accounts receivables , net of allowances of $3,000		
Billed		126,465
Unbilled		18,350
Other assets		14,330
Total Assets	**$**	**591,924**

Liabilities and Partners' Capital

Accounts payable, accrued expenses, and other liabilities	$	16,561
Due to affliated entity (Note 5)		5,132
Partners' capital (Note 2)		570,231
Total Liabilities and Partners' Capital	**$**	**591,924**

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Revenues

Billings, commissions, and interest	$	1,437,817

Expenses

Employee compensation and benefits (Note 7)	498,290
Regulatory fees and expenses	16,686
Occupancy (Note 5)	36,000
Marketing expense	26,081
Professional services	53,179
Management fees (Note 5)	166,730
Other operating expenses	28,863
Total expenses	825,829

Net Income		611,988
Partners' Capital at December 31, 2013		351,984
Partner contributions		6,259
Partner distributions		(400,000)
Partners' Capital at December 31, 2014	$	570,231

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	611,988
Bad debt recovery		(6,580)
Changes in:		
Receivables		191,444
Due to affiliated entity		(9,913)
Accounts payable, accrued expenses, and other liabilities		5,953
Net Cash Provided by Operating Activities		792,892
Cash Flows from Financing Activities		
Partner contributions		6,259
Partner distributions		(400,000)
Net Cash Used in Financing Activities		(393,741)
Net Increase in Cash		399,151
Cash and Cash Equivalents at Beginning of Year		33,628
Cash and Cash Equivalents at End of Year	$	432,779

See Notes to Financial Statements.

Schneider Downs Corporate Finance, LP

Note 1 - Significant Accounting Policies

Nature of Business - Schneider Downs Corporate Finance, LP (the "Company") is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under SEC Rule 15c3-3(k)(2)(i).

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

Basis of Accounting - These financial statements have been prepared on the accrual basis of accounting.

Revenue from non-refundable retainer fees is deferred and recognized systematically over the periods in which the services are delivered. Revenues from investment banking service commissions completed on a best-efforts basis are recognized upon completion of the transaction as outlined in related contracts.

Cash and Cash Equivalents - The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America.

Receivables - The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivable are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts when collectability is uncertain, based on prior bad debt experience and a review of existing receivables. A $3,000 allowance was recorded at December 31, 2014.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 24, 2015, which is the date the financial statements were available to be issued.

Schneider Downs Corporate Finance, LP

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $411,086, which was $406,086 above the required net capital of $5,000. The Company had aggregate indebtedness of $21,693 at December 31, 2014.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 4 - Income Taxes

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

Note 5 - Related Party Transactions

The partners of the Company also have ownership interests in other affiliated entities. The Company has various employment, administrative, and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company incurred $166,730 in management fees under employment and administrative agreements with affiliated entities during the year ended December 31, 2014. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $36,000 for the year ended December 31, 2014.

Amounts due to affiliated entities totaled $5,132 as of December 31, 2014.

Note 6 - Concentration

During the year ended December 31, 2014, three customers accounted for approximately 85 percent of total revenue and 61 percent of total accounts receivable.

Schneider Downs Corporate Finance, LP

Note 7 - Defined Contribution Pension Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company accrued employer contributions total $8,487 for 2014, to be paid in 2015.

Schneider Downs Corporate Finance, LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net Capital

Total partners' capital	$	570,231
Deductions and/or charges		
Non-allowable assets:		
Receivables		(144,815)
Other assets		(14,330)
Net capital before haircuts on securities		411,086
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
Net Capital	$	**411,086**

Aggregate Indebtedness

Accounts payable, accrued expenses, and other liabilities	$	16,561
Due to affliated entity		5,132
Total Aggregate Indebtedness	$	**21,693**

Computation of Basic Net Capital Requirement

Minimum net capital required	$	5,000
Excess net capital	$	406,086
Excess at 1000%	$	408,917
Ratio: Aggregate indebtedness to net capital		5%

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2014)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

We have reviewed management's statements, included in the accompanying Schneider Downs Corporate Finance, LP Exemption Report, in which (1) Schneider Downs Corporate Finance, LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Schneider Downs Corporate Finance, LP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Schneider Downs Corporate Finance, LP stated that Schneider Downs Corporate Finance, LP met the identified exemption provision throughout the most recent fiscal year without exception. Schneider Downs Corporate Finance, LP's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Schneider Downs Corporate Finance, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, MI
February 24, 2015


SCHNEIDER DOWNS

SCHNEIDER DOWNS CORPORATE FINANCE, LP EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 24, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Schneider Downs Corporate Finance, LP is a broker/dealer registered with the SEC and FINRA .

- Schneider Downs Corporate Finance, LP claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014

- Schneider Downs Corporate Finance, LP has met the identified exemption provisions of paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2014, without exception.

_____
Don A. Linzer, CEO

2-24-15
_____
Date

Schneider Downs
Corporate Finance, LP
Member FINRA/SIPC

www.schneiderdowns.com

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL   412.261.3644
FAX   412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL   614.621.4060
FAX   614.621.4062

Independent Accountant's Agreed-upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Partners
Schneider Downs Corporate Finance, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Schneider Downs Corporate Finance, LP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Schneider Downs Corporate Finance, LP's compliance with the applicable instructions of Form SIPC-7. Schneider Downs Corporate Finance, LP's management is responsible for Schneider Downs Corporate Finance, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective copies of cancelled checks, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Auburn Hills, MI
February 24, 2015